Exhibit 99.5

Press release issued under Article 8, paragraph 1 of the Belgian Royal Decree of April 27, 2007 on public takeover bids.

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS DES FRANCS

Tel.: + 33 (0) 1 47 44 47 05

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Vincent GRANIER

Tel.: + 33 (0) 1 41 35 90 30

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 914 832 865 euros

542 051 180 R.C.S. Nanterre

www.total.com

Total has received a firm offer from Borealis for its majority interest in

Belgium’s Rosier S.A.

Paris, February 6, 2013 - Total has received a firm offer from Borealis for its entire 56.86% interest in Belgium’s Rosier S.A., listed on NYSE Euronext Brussels. A leading international provider of chemical solutions, Borealis is already active in nitrogen fertilizers in Central Europe, as well as in France following its acquisition of PEC-Rhin S.A. in early 2012. Borealis has offered €200 per share for Total’s majority interest.

This offer as well as Borealis’ offer (described in a separate press release) to acquire all outstanding shares in France’s GPN will now be presented to the employee representatives concerned, as part of the information and consultation procedures.

The proposed transaction is subject to the approval of the relevant authorities, in particular the antitrust authorities in the countries concerned. The proposed acquisition of Rosier shares will furthermore only be completed if Borealis simultaneously acquires all outstanding shares of France’s GPN.

In the event Borealis acquires the 56.86% interest in Rosier, it will be required to launch a mandatory public takeover bid for the remaining outstanding shares. In application of Article 53 of the Belgian Royal Decree of April 27, 2007 on public takeover bids and on the basis of a decision by the Autorité des services et marchés financiers (“FSMA”), Belgium’s market regulator, Borealis will under such a bid offer a price of EUR 211.38 per Rosier share, coupons n° 27 and following attached. The offer price corresponds to the volume weighted average price of Rosier shares on the NYSE Euronext Brussels stock exchange for the 30 calendar days period ending on, and including, the day of announcement of the proposed transaction (i.e., February 6, 2013). This price is higher than the price per share offered by Borealis for Total’s 56.86% interest in Rosier. Borealis has informed Total that it has not traded in Rosier shares over the last 12 months. As a result, the offer price meets the minimum price requirement under Belgian takeover legislation. Borealis has informed Total that it intends to proceed with a squeeze-out if it obtains 95% or more of the Rosier shares by the end of the bid.

Rosier

Rosier is a mineral fertilizer manufacturer with two production facilities, in Moustier, Belgium and Sas van Gent in the Netherlands. Its products are marketed in more than 80 countries worldwide. Rosier is listed on NYSE Euronext Brussels. The company has 250 employees and revenue of €265 million.

www.rosier.eu

Borealis

Borealis is a leading provider of innovative solutions in the fields of polyolefins, base chemicals and fertilizers. With sales of €7.1 billion in 2011, customers in over 120 countries and around 5,300 employees worldwide, Borealis is headquartered in Vienna, Austria. Borealis is owned 64% by the International Petroleum Investment Company (IPIC) of Abu Dhabi and 36% by OMV, the leading energy group in the European growth belt.

www.borealisgroup.com

TOTAL

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Fax: + 33 (0) 1 47 44 68 21

Isabelle DESMET

Tel.: + 33 (0) 1 47 44 37 76

Charles-Etienne LEBATARD

Tel.: + 33 (0) 1 47 44 45 91

Victoria CHANIAL

Tel.: + 33 (0) 1 47 44 35 86

Aude COLAS DES FRANCS Tel.: + 33 (0) 1 47 44 47 05

Sandra DANTE

Tel.: + 33 (0) 1 47 44 46 07

Vincent GRANIER

Tel.: + 33 (0) 1 41 35 90 30

Hortense OURY

Tel.: + 33 (0) 1 47 44 23 34

Florent SEGURA

Tel.: + 33 (0) 1 47 44 31 38

Anastasia ZHIVULINA

Tel.: + 33 (0) 1 47 44 76 29

TOTAL S.A.

Capital 5 914 832 865 euros

542 051 180 R.C.S. Nanterre

www.total.com

Total

Total is a leading international oil and gas company with operations in more than 130 countries. We are also a world-class chemical producer. Our 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, new energies, trading and chemicals. Total is working to keep the world supplied with energy, both today and tomorrow.

www.total.com